Mail Stop 4561

January 8, 2006

Michael D. Perry
Corporate Secretary
Vitria Technology, Inc.
945 Stewart Drive
Sunnyvale, California 94085

Re: Vitria Technology, Inc.
Amended Preliminary Transaction Statement on Schedule 13E-3
File No. 5-58159
Filed December 6, 2006

Revised Preliminary Proxy Statement on Schedule 14A
File No. 0-27207
Filed December 6, 2006

Dear Mr. Perry:

We have reviewed your filings and have the following comments. References to prior comments refer to our comment letter issued November 21, 2006.

1. In the two new sections addressing the Trust (on pages 3 and 33 of the revised preliminary proxy statement), please note whether the shares held by the Chang Family Trust will be "rolled over" into shares of the surviving entity after the merger, or whether they will be cashed out like those held by unaffiliated shareholders. In addition, and especially if Trust shares will be cashed out, consider whether this section is needed in the Summary Term Sheet portion of the proxy statement, which is intended to summarize the most material features of the transaction.

2. We note the table on page 4 added in response to prior comment 10. Please tell us why you have excluded Drs. Chang and Skeen from this table. At the very least, you should disclose that these person have been excluded and the reason why.

3. We note your response to prior comment 12. Please expand your disclosure on page 4 to mention the existence of the Key Employee Retention and Severance Plans, the treatment

Michael D. Perry
Vitria Technology, Inc.
January 8, 2007
Page 2

of restricted stock options held by executive officers and the compensation paid to members of the Special Committee.

4. Please refer to prior comment 22, which we reissue in part. Please tell us with a view to disclosure who proposed the initial purchase price for the assets sold to QilinSoft and what the initial price was, if different from the ultimate sale price of $1.5 million. Identify the third party that provided you with an opinion supporting the valuation and other terms of the transaction. Please provide us with a copy of the opinion.

5. We note your response to prior comment 36 and reissue the comment with respect to the filing of such materials as exhibits to the Schedule 13E-3.

6. Please refer to prior comment 37. Please briefly explain the significance of DGCL 203(c)(1).

7. We note your response to prior comments 38 and 48 and reissue the comments. Your statement on page 26 that the Special Committee "adopted as appearing reasonable" the Jeffries Broadview analyses are unclear and confusing. Revise to specifically state that the Special Committee "adopted" the Jeffries Broadview analyses, which appears to be what you mean. Additionally, regarding your response to prior comment 38, please clarify whether the Board authorized the Special Committee to determine the fairness of the transaction on the Board's behalf.

8. We reissue prior comment 43 with respect to how the Board deemed the transaction substantively fair in light of the trading prices mentioned.

9. We note your response to prior comment 46. Please revise your disclosure to include the information presented in your response. In addition, clarify how Jeffries Broadview analyzed the financial analyses as a whole, to arrive at its fairness determination.

10. The disclosure about Dr. Chang and Dr. Skeen's discussions with a third party to sell a minority interest in Innovation Technology after the merger should be more prominently disclosed in an appropriate section of the proxy statement, including in the Summary Term Sheet. In addition, expand the disclosure concerning the discussions that have taken place to describe any materials terms that have been discussed, including price, timing, etc.

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions or concerns, please contact Maryse Mills-Apenteng at 202-551-3457, or Anne Nguyen Parker, Branch Chief, at 202-551-3611, in her absence. You may also contact Adelaja Heyliger at 202-551-3636 or Christina Chalk at 202-551-3263 in the Office of Mergers and Acquisitions. If you still require further assistance, please contact me at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-849-7400
        John McKenna, Esq.
        Cooley Godward Kronish, LLP